**CONSENT OF THE BOARD OF DIRECTORS
OF
PACIFIC MEDICAL GROUP, INC.**

The undersigned, being all of the members of the Board of Directors of PACIFIC MEDICAL GROUP, INC. (the "Corporation"), pursuant to the Nevada Revised Statutes of the State of Nevada, hereby consent to the adoption of the Board of Directors of the Corporation of the following resolutions and to the action authorized in such resolutions being taken by the Board of Directors in lieu of a meeting thereof:

RESOLVED, that the Articles of Incorporation of this Corporation be amended by changing the Article thereof numbered "ONE" so that, as amended, said Article shall be and read as follows: "Name of Corporation: TANDEM ENERGY HOLDINGS INC."

RESOLVED, that the Articles of Incorporation of this Corporation be amended by changing the Article thereof numbered "THREE" so that, as amended, said Article shall be and read as follows: "THE TOTAL NUMBER OF SHARES WHICH THIS CORPORATION IS AUTHORIZED TO ISSUE IS 100,000,000 SHARES OF COMMON STOCK AT $.001 PAR VALUE PER SHARE."

RESOLVED, that the issued and outstanding shares be consolidated on a one (1) new for five hundred (500) old basis.

This action is taken by written consent in lieu of a meeting of the Corporation's directors, and the action taken hereby shall be the official action of the Board of Directors as if taken at a regular meeting of the Board of Directors, duly noticed. By their signatures hereon, the directors hereby waive any requirement of notice and consent to the resolutions contained herein.

[signature]
Michael Maricini

Date: February 24, 2005

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity # C8880-1993
Document Number: 20050031655-87
Date Filed: 2/24/2005 10:40:22 AM
In the office of
Dean Heller
Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
PACIFIC MEDICAL GROUP, INC.

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE 1 IS AMENDED: THE NAME OF THE CORPORATION IS TANDEM ENERGY HOLDINGS INC.

ARTICLE 3 IS AMENDED: THE TOTAL NUMBER OF SHARES WHICH THIS CORPORATION IS AUTHORIZED TO ISSUE IS 100,000,000 SHARES OF COMMON STOCK AT $.001 PAR VALUE PER SHARE.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: MORE THAN 50%

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

(PROFIT) ANNUAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF

PACIFIC MEDICAL GROUP, INC.
(Name of Corporation)

FILE NUMBER: C8880-1993

FOR THE FILING PERIOD OF 07/04 TO 07/05

Entity # C8880-1993
Document Number: 20050015031-07
Date Filed: 2/10/2005 10:00:07 AM
In the office of
Dean Heller
Secretary of State

THE ABOVE SPACE IS FOR OFFICE USE ONLY

The corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

JANET TROST
2251 S. JONES BLVD
STE. 121
LAS VEGAS, NEVADA 89146

☐ CHECK BOX IF YOU REQUIRE A FORM TO UPDATE YOUR RESIDENT AGENT INFORMATION

Important: Read instructions before completing and returning this form.

[illegible]

CHECK ONLY IF APPLICABLE

☐ This corporation is a publicly traded corporation. The Central Index Key number is:

☒ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE		
MICHAEL MANCINI	PRESIDENT (OR EQUIVALENT OF)		
ADDRESS	CITY	ST	ZIP
11757 KATY FREEWAY SUITE 1300	HOUSTON	TEXAS	77079
MICHAEL MANCINI	SECRETARY (OR EQUIVALENT OF)		
11757 KATY FREEWAY SUITE 1300	HOUSTON	TEXAS	77079
MICHAEL MANCINI	TREASURER (OR EQUIVALENT OF)		
11757 KATY FREEWAY SUITE 1300	HOUSTON	TEXAS	77079
MICHAEL MANCINI	DIRECTOR		
11757 KATY FREEWAY SUITE 1300	HOUSTON	TEXAS	77079

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS [illegible]

X Signature of Officer: M. Mancini Title: PRESIDENT Date: 02/02/05

Nevada Secretary of State Form ANNUAL LIST PROFIT 2003
Revised on [illegible]

NASDAQ

Date __3__/_1__/_05__

Transfer Agent Verification Form

The transfer agent must fill out and send back this form

Please indicate the type of Corporate Action(s) being processed and proceed to the appropriate section(s) below. Stock Certificate Verification must be filled out for all actions.

Name Change [xxxx] **Reverse Split** [xxxx] **Forward Split** [ ]

Issuer Contact ___Nicolette Loisel, Esq.________Telephone ___713-974-4020_______

NAME CHANGE to become effective at the OPEN of Business __3_/_7_/_05__

Current Issuer Name_PACIFIC MEDICAL GROUP, INC. Current CUSIP#694551-10-2

New Issuer Name _TANDEM ENERGY HOLDINGS INC.___ New CUSIP#875373-10-2

REVERSE SPLIT to become effective at the OPEN of Business __3_/__7_/_05__

Current Issuer Name_ PACIFIC MEDICAL GROUP, INC.____Ratio of split: 500 old for 1 new

Pre-Split: Current CUSIP#694551-10-? Shares Outstanding 8,160,953

Post Split: New CUSIP#875373-10-2 Shares Outstanding 16,322

How will fractional shares be handled? __rounded up______________________

FORWARD SPLIT to become effective at the OPEN of Business ____/______/______

Current Issuer Name______________________________ Ratio of split: ___________

Please indicate the method of payment (check one only)

[ ] Payable upon surrender of certificates [ ] Mail certificates directly to shareholders
Please provide: **R/D**______ **P/D**______

Pre-Split: Current CUSIP#____________ Shares Outstanding____________

Post Split: New CUSIP# ____________ Shares Outstanding____________

STOCK CERTIFICATE VERIFICATION

Are new/over-stamped stock certificates reflecting the corporate action ready to be issued?

[X] YES ~ **Date issuance will begin** _3/7/05_

[ ] NO ~ **Please indicate anticipated date of receipt** __________ (requires confirmation)

Are there any restrictions on the certificates? [ ] YES [X] NO

If yes, Please clarify any details. ______________________________

Must the beneficial holder name appear on the certificates? [ ] YES [X] NO

If yes, Is there a mandatory exchange date? [ ] YES [X] NO ~ Please provide date: ________

Please confirm the date appointed as Transfer Agent: __2_/__28_/__05_

Hector Cruz
Name of Agent Representative

Manhattan Transfer Registrar Co.
Name of Transfer Agency

[signature]- Partner
Title

Cell 917-664-7438 Off. 631-928-7655
Telephone Number

Upon completion of this form please e-mail to CorporateActions@NASDAQ.com or send by fax to 203-502-5480.
If you have any questions, please contact NASDAQ Market Integrity at 203-375-9609.

Revised 11/2004

"Faxing 3 Pages"

Manhattan Transfer Registrar Company

P.O Box 765
Miller Place, NY 11764

57 Eastwood Rd.
Miller Place, NY 11764

Phone (631)928-7655 Fax (631)928-6171

DTC TRANSFER AGENT CHANGE FORM

Security Description: TANDEM ENERGY HOLDINGS INC 875373-10-2

Cusip(s): F/K/A PACIFIC MEDICAL CORP 694551 10-!

Prior Agents Name, Address
Contact and Phone Number

?

FINS #

Succeeding Agents's Name, Address
Contact and Phone Number

FINS # 432708
AGENT # 0343

New Delivery Address:
See Below

Effective Date: [redacted] 2/28/05

Special Instructions: SUBJECT to 500 to 1 REVERSE split EFFECTIVE 3/7/05

Check all that apply:

✓ Transfers
✓ Dividend/ Interest Disbursements
___ Trustee (Bonds)
___ Paying Agent (Bond Coupons)
___ Redemption/ Maturity
___ Other (please Specify)

Attachments Yes ✓ No ___

1) NASDAQ T.A. FORM
2) ISSUER COUNSEL OPINION

Signature: [signature]
Title: SENIOR PARTNER
Telephone: 212-425-2250
928-7655 (631)
3/3/05

DTC FACSIMILE (212) 855-4479